February 7, 2024

Nasreen Mohammed

Adam Phippen

Taylor Beech

Mara Ransom

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	BIMI Holdings Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed May 4, 2023 Correspondence Filed April 24, 2023 File No. 001-34890

Dear Ladies and Gentlemen:

We are submitting this letter in response to your letter dated July 17, 2023 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Form 10-K for the year ended December 31, 2022 filed by BIMI Holdings Inc. (the “Company”).

Set forth below are our responses to the comments. For your convenience, the text of each of such comments are reproduced in italics before our response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Form 10-K for the year ended December 31, 2022, which is being filed to the Commission contemporaneously with the submission of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 1. Business

The Company, page 1

1.	Provide proposed revised disclosure stating that investors may never hold equity interests in the Chinese operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response:

The Company acknowledges the Staff’s comment and is providing the following proposed revised disclosure:

BIMI Holdings Inc. is a holding company incorporated in Delaware with operations conducted through operating subsidiaries in the People’s Republic of China (the “PRC” or “China”) and holding company subsidiaries in the PRC, the British Virgin Islands and the Hong Kong Special Administrative Region of the PRC (“Hong Kong”). Our corporate structure contains no variable interest entities. Investors are cautioned that they may never hold equity interests in our Chinese operating companies. Further, Chinese regulatory authorities could disallow our holding company structure, which would likely result in a material change in our operations and result in a material adverse change in the value of an investment in our securities, including that it could cause the value of such securities to significantly decline or become worthless. For more details, see “Item 1A. Risk Factors—Risks Related to Doing Business in China”, pages .

United States Securities and Exchange Commission

Washington, D.C. 20549

February 7, 2024

Regulatory Compliance, page 10

2.	To ensure that such disclosure is featured prominently, provide proposed revised disclosure moving the disclosure in this section relating to the significant rules and regulations that affect your business activities in China to the beginning of the Business section where you address the other risks relating to your operations in China.

Response:

The Company acknowledges the Staff’s comment and will provide the following disclosure from the subsection Regulatory Compliance to the beginning of the Business section:

Regulatory Compliance

We conduct our business in China through our subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, we have not received any requirement from Chinese governmental authorities to obtain additional permissions for our operation or the issuance of securities to foreign investors. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

If we or our PRC subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits, approvals or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we and our PRC subsidiaries may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operations.

Furthermore, we may be subject to regular inspections, examinations, inquiries or audits by regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or nonrenewal of the relevant licenses and approvals. Moreover, the criteria used in reviewing applications for, or renewals of licenses and approvals may change from time to time, and there can be no assurance that we will be able to meet new criteria that may be imposed to obtain or renew the necessary licenses and approvals. Many of such licenses and approvals are material to the operation of our business, and if we fail to maintain or renew material licenses and approvals, our ability to conduct our business could be materially impaired and we may be forced to curtail some or all of our operations. If the interpretation or implementation of existing laws and regulations change, or new regulations come into effect, requiring us or our PRC subsidiaries to obtain any additional permits, licenses or certificates that were previously not required to operate our business, there can be no assurance that we or our PRC subsidiaries will successfully obtain such permits, licenses or certificates.

Cash Transfers and Dividend Distributions, page 13

3.	Provide proposed revised disclosure that clarifies whether your PRC subsidiaries have made any distributions to the holding company. If no distributions have been made, so state. Ensure the disclosure regarding all transfers and distributions cover the financial periods addressed in your Management’s Discussion and Analysis section. In this regard, we note you only provide disclosure regarding capital contributions from the holding company to your PRC subsidiaries for 2022. If no transfers were made in 2021, so state.

The Company acknowledges the Staff’s comment and is providing the following proposed additional disclosure.

We are a Delaware holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and U.S subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of our company to pay dividends to shareholders and to service any debt may primarily depend upon dividends paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict their ability to pay dividends to us. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. To date, our PRC subsidiaries do not have any retained earnings. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the PRC subsidiaries.

United States Securities and Exchange Commission

Washington, D.C. 20549

February 7, 2024

The ability of our PRC subsidiaries to distribute dividends to us will also be limited by foreign exchange restrictions under PRC law. The restrictions on currency exchanges in the PRC may limit our ability to freely convert RMB to fund any future business activities outside the PRC or other payments in U.S. dollars. Capital control measures imposed by the Chinese government may limit our ability to use capital from our PRC subsidiaries for business purposes outside of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, cannot be made in currencies other than RMB without complying with certain procedural requirements of the State Administration of Foreign Exchange, or SAFE. Specifically, approval from or registration with appropriate government authorities is required where RMB is to be converted into another currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in currencies other than RMB. As a result, we may need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries in the future, if any, to pay off debt in a currency other than RMB owed to entities outside the PRC, or to make other capital expenditure payments outside the PRC in a currency other than RMB. Additionally, the PRC Enterprise Tax and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. Our subsidiaries incorporated in the United States are permitted, under the respective laws, to provide funding to the Company through dividend distributions and inter-company loans.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to us by our PRC subsidiaries and U.S subsidiaries. During the three years ended December 31, 2022, we transferred $5.6 million in capital contributions and loans to our operating subsidiaries in the PRC. Our PRC subsidiaries did not make any distributions to our holding company during the three years ended December 31, 2022. We have never declared or paid any dividends on our common stock since our inception, nor do we have any present plan to pay any dividends on our common stock in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

4.	Provide proposed revised disclosure that includes comparable disclosure to this section in Item 7 of this annual report.

The Company acknowledges the Staff’s comment and is providing the following proposed additional disclosure.

During the normal course of our business, cash is transferred between our subsidiaries via wire transfer to and from bank accounts to pay certain business expenses. Cash is maintained by our parent company in its bank account and transferred to our subsidiaries when necessary. In addition, cash may be used by us as the holding company to meet corporate expenses such as audit fees, attorneys’ fees, stock exchange listing fees, IR/PR expenses and corporate administrative support expenses. During the three years ended December 31, 2022, we transferred $5.6 million in capital contributions and loans to our operating subsidiaries in the PRC. Our PRC subsidiaries did not make any distributions to our holding company during the three years ended December 31, 2022.

Our Chinese subsidiaries may pay dividends to the parent holding company only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. PRC regulation of loans to, and direct investments in PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to subsidiaries in the PRC or Hong Kong. See “Item 1A. Risk Factors - Risks Related to Doing Business in China - PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries.”

We have never declared or paid any dividends on our shares or any other securities. In order for us to distribute dividends to our shareholders, we will need to rely to some extent on dividends distributed by our PRC subsidiaries. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us, and such distributions will be subject to PRC withholding tax. In addition, PRC regulations currently permit payment of dividends by a PRC company only out of accumulated distributable after-tax profits, as determined in accordance the accounting standards and regulations in the PRC. See “Item 1A. Risk Factors - Risks Related to Our Shares - Because we have not paid dividends and have no present intention of paying dividends, investors will not realize any income from an investment in our Common Stock unless and until investors sell their shares at profit.”

If any of our PRC subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

United States Securities and Exchange Commission

Washington, D.C. 20549

February 7, 2024

Nevertheless, to the extent cash or assets are located in the PRC or Hong Kong, or in a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside the PRC or Hong Kong due to the intervention, or the imposition of restrictions and limitations on our ability or that of our subsidiaries in the PRC or Hong Kong, by the PRC government to transfer cash or assets. See “Item 1A. Risk Factors - Risks Related to Doing Business in China - PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries.

Regulation of Overseas Listing, page 19

5.	We note your description of the CSRC regulations. Provide proposed revised disclosure stating clearly whether you or your subsidiaries are covered by permissions requirements from the CSRC, as you have done for CAC regulations. Clarify whether you relied upon an opinion of counsel in that determination. If not, explain why, and if so, name counsel and file the consent of counsel as an exhibit. Please also remove the redundant disclosure on page 17.

The Company acknowledges the Staff’s comment. The Company will remove the redundant disclosure on page 17, will file the consent of counsel, and is providing the following proposed additional disclosure:

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. According to the Trial Administrative Measures, where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC and where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three (3) working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within three (3) working days after the offering is completed. According to the Trial Administrative Measures, upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three (3) working days after the occurrence and public disclosure of such event. Further, according to the Trial Administrative Measures, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies. If an overseas securities company has entered into engagement agreements before the effectuation of the Trial Administrative Measures and is serving in practice as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies, it shall file with the CSRC within 30 working days after the Trial Administrative Measures take effect. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed. While we believe we do not involve leaking any state secret and working secret of government agencies, or harming national security and public interest in connection with provision of documents, materials and accounting archives, there is uncertainty how the new provisions will be interpreted and implemented in the future, and we may be required to perform additional procedures in connection with the provision of accounting archives after the Confidentiality and Archives Administration Provisions come into effect. Any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Common Stock or our other securities, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Common Stock to significantly decline in value or become worthless.

United States Securities and Exchange Commission

Washington, D.C. 20549

February 7, 2024

Item 1A. Risk Factors

Risk Related to Doing Business in China, page 30

6.	In your summary risk factors, provide proposed revised disclosure acknowledging that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company acknowledges the Staff’s comment and is providing the following proposed additional disclosure:

●	The Chinese government may exert more oversight and control over our offerings and foreign investment in our Company, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021, page 71

7.	Please expand your discussion to fully describe and analyze the underlying business reasons for material changes in revenues and expenses by segment. Please discuss and quantify the effects of changes in both price and volume on revenues and expense categories, where appropriate. For example, please explain why sales of wholesale pharmaceuticals declined by $10,712,363 in the year ended December 31, 2022. Refer to Item 303(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and is providing the following proposed additional disclosure:

Revenues for the years ended December 31, 2022 and 2021 were $11,830,379 and $21,319,610, respectively. The decrease in revenues in the year ended December 31, 2022 of $9,489,231 is mainly due to the $9,664,045 decrease in sales of wholesale pharmaceuticals and the $1,048,318 decline in medical services revenues. Such declines were offset in part by the $697,348 increase in medical device revenues and the $539,949 increase in pharmacy retail revenues.

The $9,664,045 decrease in wholesale pharmaceuticals revenues was influenced by the lockdown caused by the Covid epidemic which resulted in a decrease in sales and was also due to our determination to cease sales to small clinics and retail pharmacies. We believe that this action will improve the collectability of receivables and reduce write-offs of accounts receivable. The decline of $1,048,318 in medical services revenues was primarily attributable to the Covid lockdown which caused a decline in patient visits.

The increase of $697,348 in medical device revenues and the increase of $539,949 in pharmacy retail revenues were mainly caused by increased volume of Covid-19 related products for at home use with the loosened local Covid-19 restrictions.

8.	You disclose that the decrease in cost of revenues was due to four hospitals being classified as held for sale. Please explain to us how discontinued operations classification can impact comparability considering both comparative periods should have consistent classification. Provide a similar explanation for your disclosure on page 72 that the operating expense decrease was attributable to held for sale status.

The Company acknowledges the Staff’s comment and is providing the following proposed revised disclosure to correct the prior disclosure:

Our cost of revenues for the year ended December 31, 2022 was $9,880,429 compared with $18,893,667 for the year ended December 31, 2021. The decrease of $9,013,238 is mainly due to the $8,135,820 decrease in the cost of revenue of our wholesale pharmaceuticals segment and the $1,000,582 decline in cost of revenue of medical services segment, which were mainly caused by the decrease in the revenues of the two segments.

United States Securities and Exchange Commission

Washington, D.C. 20549

February 7, 2024

Liquidity and Capital Resources, page 73

9.	Your Consolidated Statement of Cash Flows shows zero cash flows from operating, investing and financing activities related to your discontinued operations for each period presented. Please tell us what consideration you gave to describing cash flows from operating, investing and financing activities associated with your discontinued operations separately from continuing operations in your “Liquidity and Capital Resources” disclosures. Additionally, please describe how your liquidity is likely to be affected by the absence of cash flows (or negative cash flows) associated with your discontinued operations.

The Company acknowledges the Staff’s comment and is providing a revised Consolidated Statement of Cash Flows in Exhibit A hereto that reflects the cash flows from the operating, investing and financing activities related to the discontinued operations. We are also providing the following supplemental disclosure.

We believe that the sale of the discontinued operations which were unprofitable, will result in a decrease in our operating losses, lower capital needs and improve operating cash flows.

Consolidated Statements of Operations and Comprehensive Loss, page F-5

10.	Please tell us if any of the goodwill impairment charges relate to discontinued operations and your consideration of classifying the charges as such.

For the years ended December 31, 2021 and 2022, we recorded goodwill impairment charges of $17,050,707 and $1,787,099 related to discontinued operations, respectively. We revised the Consolidated Statements of Operations and Comprehensive Loss and reclassified these goodwill impairment charges to the line item “Loss from operations of discontinued operations-held for sale” regarding the charges related to discontinued operations.

Consolidated Statements of Stockholders’ Equity, page F-6

11.	For each period presented, please explain why the line items related to discontinued operations and foreign currency translation adjustments don’t agree to the Consolidated Statements of Operations and Comprehensive Loss. Further, explain why the fiscal 2021 net loss does not agree.

The Company acknowledges the Staff’s comment and has corrected these errors in a revised Consolidated Statements of Operations and Comprehensive Loss (Exhibit B hereto) and , a revised Consolidated Statements of Stockholders’ Equity (Exhibit C hereto).

Consolidated Statement of Cash Flows, page F-7

12.	We note your response to comment 15 in your response letter dated February 23, 2023 stating that $2,250,000 should have been recorded as stock compensation and presented as an adjustment in your Consolidated Statement of Cash Flows. However, in your Consolidated Statement of Cash Flows for the year ended December 31, 2022, there is no adjustment for stock compensation. Please explain or revise.

The Company acknowledges the Staff’s comment and is providing a revised Consolidated Statement of Cash Flows in Exhibit A hereto. The stock compensation of $2,250,000 was a non-cash transaction in the supplemental information to the Consolidated Statement of Cash Flows and should not have been presented as an adjustment in operating activities in the Consolidated Statement of Cash Flows.

United States Securities and Exchange Commission

Washington, D.C. 20549

February 7, 2024

13.	We note your response to comment 16 in your response letter dated February 23, 2023 stating that the conversions of the convertible notes were not fully reflected in the financial statements. In Note 23, you disclose Hudson Bay and CVI conversions of convertible notes to common stock totaling $9,700,000. However, in the Consolidated Statement of Cash Flows you disclose Common stock to be issued upon conversion of convertible promissory notes of $5,400,000. Also, on page F-36 you show convertible note redemption of $5,400,000. Please reconcile and explain the difference.

The Company acknowledges the Staff’s comment and will correct these errors as follows:

From January 4, 2021 to February 9, 2021, Hudson Bay converted 2020 Notes in the aggregate principal amount of $1,976,846 into 276,943 shares of Common Stock.

From January 4, 2021 to March 1, 2021, CVI converted 2020 Notes in the aggregate principal amount of $1,540,385 into 227,731 shares of the Common Stock.

We will also revise the table on F-36 as follows:

	December 31,	December 31,
	2022	2021
Carrying value as at January 1	5,211,160	3,328,447
Issuance of Additional Notes and 2021 Notes	-	13,200,000
Floor Amount Issuance*	1,105,785	-
Conversion	-7,797,000	-8,917,231
Withdrawal	-	-2,250,000
Convertible notes discount	2,588,840	-150,056
Carrying value as at December 31,	1,108,785	5,211,160

*Pursuant to the convertible note agreement between the Company and the Institutional Investors, the “Installment Conversion Price” is used for each note conversion except for conversions made when there is an Event of Default as defined in the convertible note agreement, in which event an Alternate Conversion Price is used.

“Installment Conversion Price” means, with respect to a particular date of determination, the lowest of (i) the conversion price fixed in the convertible note agreement, then in effect (the “Conversion Price”), (ii) the greater of (x) the floor price fixed in the note agreement (the “Floor Price”) and (y) 78% of the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the applicable conversion date (the “VWAP Price”).

For any particular conversion, if (y) becomes applicable (i.e. the VWAP Price is lower than the Conversion Price and the Floor Price), because of the mandatory application of the Floor Price, the Floor Price has to be used for the conversion. As a result, the note holder is entitled to a cash amount equal to the value of the difference between the number of shares of Common Stock the note holder would have received if the VWAP Price was used for the conversion, and the number of shares of Common Stock the note holder actually received due to the application of the application of the Floor Price (the “Conversion Installment Floor Amount”).

In 2022, instead of paying the Conversion Installment Floor Amount in cash as provided for in the convertible note agreements, the Company paid such amount by issuing shares of Common Stock using the Conversion Price (the “Floor Amount Issuance”).

United States Securities and Exchange Commission

Washington, D.C. 20549

February 7, 2024

14.	Please disclose the fiscal 2022 conversion of convertible notes.

The Company acknowledges the Staff’s comment and is providing the following proposed disclosure:

From January 1, 2022, to December 31, 2022, Hudson Bay converted 2021 Notes in the aggregate principal amount of $3,897,000 into 673,571 shares of Common Stock.

From January 1, 2022, to December 31, 2022, CVI converted 2021 Notes in the aggregate principal amount of $3,900,000 into 907,034 shares of Common Stock.

Notes to the Consolidated Financial Statements

2. Going Concern Uncertainties, page F-11

15.	Reference is made to your disclosure of the amounts of amortization on your convertible notes. The amounts do not agree to the Consolidated Statements of Operations and Comprehensive Loss. Please explain why.

The Company acknowledges the Staff’s comment and has corrected the amounts of amortization in the following proposed disclosure:

The amortization of convertible notes in the years ended December 31, 2022 and 2021 were $3,260,788 and $2,252,401, respectively.

9. The Sale of Zhuoda, page F-31

16.	Please explain why you present the assets and liabilities of Zhuoda as of December 31, 2022. In this regard, Zhuoda was sold in fiscal 2022.

The Company acknowledges the Staff’s comment and has determined that the assets and liabilities of Zhuoda should be as of November 23, 2022 and will correct this error in the amendment.

18. Goodwill, page F-34

17.	Please disclose a description of the facts and circumstances leading to your goodwill impairment charges. Refer to ASC 350-20-50-2a.

The Company acknowledges the Staff’s comment and wishes to advise the Staff as follows:

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis, including the identification of reporting units, identification and allocation of the assets and liabilities to reporting units and determination of fair value. In conducting the annual impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If factors indicate that the fair value of the reporting unit is less than its carrying amount, a quantitative assessment is performed and the fair value of the reporting unit is estimated using the income approach. This analysis requires significant judgments and estimates, including estimation of future cash flows based on internally developed forecasts, long-term growth rates for the business and the determination of the weighted-average cost of capital adjusted for the reporting unit being tested. If the carrying value of the reporting unit continues to exceed its fair value, the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recorded. Changes in judgment on these assumptions and estimates could result in goodwill impairment charges.

When we performed our annual impairment test, we elected to bypass the optional qualitative test for impairment and proceeded to a quantitative test of the recoverability of our goodwill balance for each of our four reporting units. As a result, we recognized an aggregate impairment charge of $5.39 million for the year ended December 31, 2022 for our wholesale medical devices, wholesale pharmaceuticals and medical services units. The charge was primarily due to the performance failure of these units for the year ended December 31, 2022. After the impairment of $5.39 million for such reporting units, the fair value of our reporting units approximated their carrying value.

Total reporting units	Fair value	Carrying value	Impairment
FY2021	17,372,983	43,414,439	26,128,171
FY2022	10,070,521	15,476,604	5,385,811

United States Securities and Exchange Commission

Washington, D.C. 20549

February 7, 2024

23. Stockholders’ Equity, page F-39

18.	Please update the number of shares issued to reflect both the 1-for-5 and 1-for-10 reverse stock splits, as needed. For example, you disclose that on December 31, 2022 you issued 15,806,052 shares. That is more shares than you have outstanding as of December 31, 2022.

The Company acknowledges the Staff’s comment and will revise the number of shares issued to reflect the reverse stock splits and will update the disclosure in the amendment to the Form 10-K as follows:

On January 7, 2022, the Company issued 60,000 shares of Common Stock (post the Reverse Splits, 600,000 shares before reverse splits) as the initial consideration for the acquisition of Mali Hospital.

On January 24, 2022, the Company issued 100,000 shares of Common Stock (post the Reverse Splits, 1,000,000 shares before reverse splits) to Mr. Song as part of his compensation.

On January 27, 2022, the Company issued 50,000 shares of Common Stock (post the Reverse Splits, 500,000 shares before reverse splits) to Mr. Wang as part of his compensation.

On February 1, 2022, the Company issued 5,000 shares of Common Stock (post the Reverse Splits, 50,000 shares before reverse splits) to Chongqing Jinmujinyang (Jiulongpo) Law Firm as payment for services under a legal consulting agreement dated January 1, 2022.

On July 18, 2022, 1,250,000 shares of Common Stock (post the Reverse Splits, 12,500,000 shares before reverse splits) were issued to Mr. Fnu Oudom in consideration of $5 million upon the approval of stockholders at the Company’s 2022 annual meeting of shareholders.

On November 23, 2022, the Zhuoda sale transaction closed, when 100% of the equity interests in Zhuoda were transferred to the buyers and 44,000 shares of the Company’s Common Stock (post the Reverse Splits) were returned to the Company as the full consideration.

From January 1, 2022, to December 31, 2022, Hudson Bay converted 2021 Notes in the aggregate principal amount of $3,897,000 into 673,571 shares of Common Stock (post the Reverse Splits).

From January 1, 2022, to December 31, 2022, CVI converted 2021 Notes in the aggregate principal amount of $3,900,000 into 907,034 shares of Common Stock (post the Reverse Splits).

(The original disclosure was the Company has issued 15,806,052 shares of Common Stock upon conversion of outstanding convertible notes. After the reverse splits, 1,580,605 shares had been issued upon the conversion of 2021 Notes in the aggregate amount of $7,797,000 by the two institutional investors with 673,571 shares issued to Hudson Bay and 907,034 shares issued to CVI.

19.	We note your response to comment 17 in your response letter dated February 23, 2023 and updated common shares presented in your Statement of Shareholders’ Equity of 2,914,558 for the year ended December 31, 2022. However, in Note 23, the sum of the common shares issued during the year ended December 31, 2022 totaled 3,036,205. Please provide a reconciliation to explain the difference.

The Company acknowledges the Staff’s comment and has determined that in Note 23, the sum of the common shares issued during the year ended December 31, 2022 should have been 3,001,605. This updated number is higher than the updated common shares presented in the Statement of Shareholders’ Equity (2,914,558), due to the return of 95,600 shares of common stock due to failed mergers and acquisitions of hospitals. The remaining difference in number of shares was due to rounding events.

27. Segments, page F-42

20.	Please reconcile the medical service operating results disclosed in this note to the summarized operating results of your discontinued operations disclosed on page F-15 and F-31 and explain the differences.

The Company acknowledges the Staff’s comment and wishes to advise the Staff that the results disclosed in 27. Segments were only for continuing operations, except with respect to discontinued operations which was disclosed in “discontinued operations-held for sale”. The operating results of discontinued operations on page F-15 were only for discontinued operations-held for sale. The loss reported on page F-31 only relates to the subsidiaries that were sold.

If you have any further questions, please do not hesitate to contact me at song@usbimi.com, copying tiantian@usbimi.com.

Sincerely,

By:	/s/ Tiewei Song
Name:	Tiewei Song
Title:	CEO